Exhibit 4.1

Amendment to Warrant[s]

This Amendment to Warrant[s] dated as of May 26, 2022, is by and between PEN Comeback 2, LLC, a Michigan limited liability company (“Holder”), and Nano Magic Holdings Inc., a Delaware corporation formerly known as PEN Inc. (the “Company”).

1.	The Company has issued to Holder warrant[s] to purchase Class A common stock of the Company that, under the amended and restated certificate of incorporation of the Company is now simply common stock. The warrant[s] owned by holder are:

Date of issue:	Underlying shares:

2.	The Company and Holder agree to extend the original for year term of the warrant[s] held by holder for an additional two-year term, meaning that each warrant will expire six years from date of issue.

3.	The Company and Holder agree that for each of the above described warrant[s] (i) the Notice of Warrant Exercise shall hereafter reference the warrant, as amended; (ii) notices to the Company shall be sent to Nano Magic Holdings Inc. at 31601 Research Park Drive, Madison Heights MI 48701, and e-mail to tom@nanomagic.com with a copy to leo@nanomagic.com.

4.	The Company and Holder agree that the other terms of the warrant[s] remain in full force and effect without amendment.

IN WITNESS WHEREOF, each of the parties has executed this Amendment to Warrant[s] by its duly authorized representative.

HOLDER	Nano Magic Holdings Inc.

By:	By:
Leandro Vera, Chief Financial Officer